1- 9183




02044259

FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to ________.

Commission File No. 333-93879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Buell Motorcycle Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2002
WASH, D.C.
154
SECTION

See page 17 for the exhibit index.

The original of this report on file with the SEC consists of 18 pages.

PROCESSED
JUL 1 1 2002
THOMSON
FINANCIAL

MIL: 0203-0284056

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Buell Motorcycle Company Retirement Savings (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23 Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Buell Motorcycle Company
Retirement Savings Plan



Date: 6/24/02

By: ______________________
James M. Brostowitz
Administrative Committee Member

Buell Motorcycle Retirement Savings Plan

Financial Statements
and Supplemental Schedules

December 31, 2001 and 2000 and
Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

Plan Administration Committee
Buell Motorcycle Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Buell Motorcycle Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 and nonexempt transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



April 26, 2002

MIL: 0203-0284056

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Buell Motorcycle Company
Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments:		
Interest in Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	$1,600,228	$1,108,305
Notes receivable from participants	43,422	28,088
Total investments	1,643,650	1,136,393
Employer contributions receivable	134,266	105,955
Participant contribution receivable	46,021	–
Assets available for benefits	$1,823,937	$1,242,348

See accompanying notes.

MIL: 0203-0284056

Buell Motorcycle Company
Retirement Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2001

Additions:	
Interest income	$ 2,213
Earnings on interest in Harley-Davidson Retirement Savings Master Trust *(Note 3)*	56,307
Participant contributions	413,652
Employer contributions	134,267
	606,439
Deductions:	
Benefit payments and withdrawals	25,503
Administrative expenses	603
	26,106
	580,333
Net transfers from other Harley-Davidson plans	1,256
Net increase	581,589
Assets available for benefits at beginning of year	1,242,348
Assets available for benefits at end of year	$1,823,937

See accompanying notes.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following brief description of the Buell Motorcycle Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers employees of the Buell Motorcycle Company (the Company) meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation, as defined, on a pretax basis through contributions to the Plan. The maximum amount that participants may defer is determined from time to time by the plan administrator but cannot exceed 20% of compensation and is subject to limitations under the Internal Revenue Code (IRC). Effective January 1, 2000, the Plan allows for discretionary Company matching contributions, which begin at 25% of participants contributions not to exceed 6% of compensation if certain financial criteria are met. The matching contribution can increase up to 50% determined by an established variable schedule.

Participants' Accounts

A separate account is maintained for each participant. The account balances are adjusted on a daily basis for participants' contributions, Company contributions, net investment income, loan fees, and distributions of participants' benefits or withdrawals.

In accordance with Plan provisions, participants may direct their contributions to be invested in any combination of fourteen investment funds.

1. Description of the Plan (continued)

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and therefore provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's investment alternatives daily.

Vesting

Participants are 100% vested in their contributions and earnings thereon. Participants who terminate due to death, disability, or retirement are 100% vested in all accounts. Participants who terminate for any other reason will vest 100% in Company contributions after completing five years of service.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

1. Upon retirement, death, disability, or termination of employment, the balance in a participant's separate account(s) is paid to the participant or beneficiary in a lump sum or other form of payment as allowed under the Plan.

2. Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their separate account(s) pertaining to contributions made under provisions of Section 401(k) of the IRC, except for financial hardships, as defined in the IRC, or after the participant attains age 59½.

Master Trust Investment

The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see Note 3). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of the vested account balances, not to exceed $50,000. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed 5 years (10 years in the case of a home purchase).

Administrative Expenses

Administrative expenses generally are paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

Notes receivable from participants are stated as their unpaid principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Pan for York Hourly Bargaining Unit Employees (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants' interest, adjusted for other allocable assets and liabilities.

A summary of the Master Trust's commingled investments at December 31 is as follows:

	2001	2000
Investments at fair value:		
Mutual funds	$110,496,905	$ 99,822,567
Common trust fund	53,446,853	30,791,583
Common stock – Harley-Davidson, Inc.	196,737,323	165,700,777
Money market fund	2,687,665	2,757,496
Other payable	(941,607)	(732,437)
Commingled assets of the Master Trust	362,427,139	298,339,986
Less amounts allocated to other Plans	360,826,911	297,231,681
Plan's interest in Master Trust	$ 1,600,228	$ 1,108,305

At December 31, 2001 and 2000, the Plan's interest in the assets of the Master Trust was less than 1%.

3. Investments (continued)

Income earned by the commingled investments of the Master Trust and the Plan's allocated share therein for the year ended December 31 is as follows:

	2001
Interest and dividend income	$ 4,808,500
Net realized and unrealized depreciation in fair value of mutual fund investments	(13,910,204)
Net realized and unrealized appreciation in fair value of common stock	59,383,402
Commingled investment income earned by the Master Trust	50,281,698
Less amounts allocated to other Plans	50,225,391
Master Trust commingled investment earnings allocated to the Plan	$ 56,307

4. Nonparticipant-Directed Investments

Company contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan unless the participant is age 55 or older. Participants may direct their contributions to be invested in the Harley-Davidson, Inc. common stock fund.

Information about the assets and the significant components of the changes in assets relating to the Harley-Davidson, Inc. common stock fund, which includes the nonparticipant-directed investments, is as follows:

	December 31	
	2001	2000
Investments, at fair value:		
Harley-Davidson, Inc. common stock	$510,574	$224,196
Money market fund	6,701	3,730
Employer contribution receivable	134,266	105,955
Other payable, net	(2,442)	(988)
	$649,099	$332,893

4. Nonparticipant-Directed Investments (continued)

	December 31 2001
Changes in investments:	
Contributions	$211,214
Interest and dividends	2,402
Net appreciation in fair value of common stock	113,648
Transfers from other investment funds, net	4,500
Administrative expenses	(248)
Benefit payments	(2,922)
Other	(12,388)
	$316,206

5. Transactions with Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock. The Company is an affiliate of Harley-Davidson, Inc.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedules

Buell Motorcycle Company
Retirement Savings Trust

Employer Identification Number 39-1805420
Plan Number 006

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6% to 10% with various maturities. Collateralized with applicable participants' accounts balance.	$43,422

MIL: 0203-0284056

Buell Motorcycle Company
Retirement Savings Plan

Employer Identification Number 39-1805420
Plan Number 006

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2001

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value of Asset
Harley-Davidson, Inc.	Employer/Sponsor	Employee contributions withheld from the October 31, 2001 pay period and remitted on December 26, 2001. Lost earnings were remitted January 28, 2002.	$18,240
Harley-Davidson, Inc.	Employer/Sponsor	Employee contributions withheld from the November 15, 2001 pay period and remitted on January 9, 2002. Lost earnings were remitted January 28, 2002.	16,303
Harley-Davidson, Inc.	Employer/Sponsor	Employee contributions withheld from the November 30, 2001 pay period and remitted on December 26, 2001. Lost earnings were remitted January 28, 2002.	16,304

MIL: 0203-0284056

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-93879) pertaining to the Buell Motorcycle Company Retirement Savings Plan (the Plan) of our report dated April 26, 2002, with respect to the financial statements and schedules of the Plan in this Annual Report (Form 11-K) for the year ended December 31, 2001.



Milwaukee, Wisconsin
June 24, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.